EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

December 31,
2007
Assets
Current assets:
Cash and cash equivalents	$16,199
Receivables, net	327,112
Income taxes receivable	2,381
Inventories	116,915
Deferred income taxes	19,034
Prepaid expenses and other current assets	8,492

Total current assets	490,133
Property, plant and equipment, net	500,185
Goodwill	1,076,052
Indentifiable intangible and other assets	192,764

Total	$2,259,134

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$291,483
Current portion of long-term debt	159

Total current liabilities	291,642
Long-term debt	543,681
Deferred income taxes	145,144
Other long-term liabilities	90,045
Parent’s net investment:
Parent’s net investment	1,193,029
Accumulated other comprehensive loss	(4,407)

Total parent’s net investment	1,188,622

Total	$2,259,134

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Year Ended
December 31,
2007
Net sales	$4,254,637
Cost of sales	3,309,764

Gross profit	944,873
Operating costs and expenses:
Selling and distribution	609,951
General and administrative	74,982
Amortization of intangibles	1,759
Facility closing and reorganization costs	1,826

Total operating costs and expenses	688,518
Operating income	256,355
Other expense:
Interest expense	39,287
Other income, net	66,790

Total other expense	106,077
Income from continuing operations before income taxes	150,278
Income taxes	52,994

Net income	$97,284

DEAN HOLDING COMPANY
INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT
(Unaudited)
(In thousands)

		Accumulated
		Other	Total
	Parent’s Net	Comprehensive	Parent’s Net	Comprehensive
	Investment	Income (Loss)	Investment	Income

Balance, January 1, 2007	$947,209	$(6,848)	$940,361
Share-based compensation expense	2,062	—	2,062
Activity with parent	148,793	—	148,793
Net income	97,284	—	97,284	$97,284
Other comprehensive income:
Amounts reclassified to income statement related to hedging activities	—	(204)	(204)	(204)
Cumulative translation adjustment	—	416	416	416
Transfer from parent	—	67	67	67
Minimum pension liability adjustment	—	2,162	2,162	2,162

Comprehensive income				$99,725

Adoption of FIN 48	(2,319)	—	(2,319)

Balance, December 31, 2007	$1,193,029	$(4,407)	$1,188,622

DEAN HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(Unaudited)
(In thousands)

Year Ended
December 31, 2007
Cash flows from operating activities:
Net income	$97,284
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,751
Share-based compensation expense	2,062
Gain on disposition of assets	(2,093)
Write-down of impaired assets	2,507
Deferred income taxes	(3,480)
Other	765
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(39,638)
Inventories	(13,820)
Prepaid expenses and other assets	2,990
Accounts payable and accrued expenses	11,296
Income taxes payable	(723)

Net cash provided by operating activities	128,901

Cash flows from investing activities:
Additions to property, plant and equipment	(67,877)
Cash outflows for acquisitions	(278)
Proceeds from sale of fixed assets	5,280

Net cash used in investing activities	(62,875)

Cash flows from financing activities:
Repayment of debt	(250,164)
Net proceeds from receivables backed facility	37,193
Distribution from parent	149,303

Net cash used in financing activities	(63,668)

Decrease in cash and cash equivalents	2,358
Cash and cash equivalents, beginning of period	13,841

Cash and cash equivalents, end of period	$16,199